Skadden, Arps, Slate, Meagher & Flom llp
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January 10, 2023	WASHINGTON, D.C. WILMINGTON _____ BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:        Edwin Kim

Jeff Kauten

Division of Corporation Finance

Office of Technology

Re:            KINS Technology Group Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed December 6, 2022

File No. 333-267938

Ladies and Gentlemen:

On behalf of our client, KINS Technology Group Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-4 of the Company originally filed with the Commission on October 19, 2022 (the “Registration Statement”).

Amendment No. 2 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Sheikh, the Company’s Chief Executive Officer, dated December 28, 2022, from the staff of the Commission (the “Staff”) and other updated information.

The numbered paragraphs in bold below set forth the Staff’s comments together with the Company’s responses. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2, which is being filed with the Commission contemporaneously with the submission of this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

Registration Statement on Form S-4 filed December 6, 2022

Preservation of the Intended Tax Treatment of Certain Aspects of the Transactions, page 40

1.	We note your responses to prior comments 10 and 11 regarding the consequences to New CXApp stockholders should the IRS disallow the tax-free treatment of the spin-off made pursuant to the Reverse Morris Trust. Either here or in a Q&A, please clearly indicate whether legacy Inpixon stockholders who will receive New CXApp shares as part of the spin-off and eventually the business combination with the public SPAC KINS Technology must maintain a 50.1% ownership of New CXApp for at least two years and that the consequences of the failure to do so could result in a taxable gain to Inpixon that New CXApp may have to indemnify. Clarify how, or if, legacy Inpixon stockholders are restricted from selling their shares to prevent their ownership percentage from falling below 50.1%, such as through the lock-up agreements, Class C shares or restrictions or other methods.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 42 of Amendment No. 2. We do not anticipate placing any restrictions on shareholders’ ability to alienate shares in the market. The rules around 355(e) typically address corporate led or corporate initiated actions such as significant acquisitions – taxable tender offers, tax-free combinations with other corporations, or public offerings that result in a failure for legacy shareholders to maintain 50.1% following the distribution rather than resale transactions at the shareholder level by the shareholder. As a result, legacy shareholders will not be subject to transfer restrictions except the transfer restrictions applicable to the Class C common stock.  In addition, as discussed in our response to Comment #2 below, even if the IRC Section 355(e) gain is triggered, we do not anticipate any gain.

2.	We note your disclosure on page 92 that Inpixon is currently considering strategic alternatives that include divesting further portions of its remaining business. Please disclose in the summary the possible resulting taxable gain that Inpixon may incur from the spin-off and divestiture of the enterprise application business of Inpixon and that New CXApp would not indemnify any resulting taxable gain. Further, clarify that if there is a taxable gain payable by Inpixon whether the restrictions as to issuances of new equity, mergers and other restricted transactions for two years would no longer apply.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 34-35 of Amendment No. 2. Inpixon has prepared a detailed estimated Section 355(e) gain calculation in order to determine the gain that it could recognize if it were in fact to effectuate a transaction after the Merger that triggered the Section 355(e) gain. Based on its financial statements reported as of September 30, 2022, Inpixon estimates that there will not be any Section 355(e) taxable gain. Although such estimated calculation cannot be finalized until closing, Inpixon does not anticipate any meaningful changes to the calculation. Even if Inpixon triggered such Section 355(e) gain, KINS and New CXApp would still not be able to engage in certain transactions for the two year period beginning on the date of Distribution if such transaction places the tax-free status of the Distribution and the Merger at risk, without first seeking a waiver from Inpixon or obtaining an opinion from a nationally recognized law firm or accounting firm at a “will” level that such transaction will not adversely impact the intended tax treatment of the Distribution and the Merger.

Interests of CXApp’s Directors and Executive Officers in the Merger, page 49

3.	Please disclose the combined beneficial interests of Inpixon and its related parties (including but not limited to Nadir Ali) in KINS Technology, including indirect ownership through KINS Capital based on their membership interests in Cardinal Venture Holdings which owns certain interests in KINS Capital.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 52 and 172 of Amendment No. 2 to include additional disclosure regarding the combined beneficial interests of Inpixon and its related parties, including through indirect ownership.

Unaudited Pro Forma Condensed Combined Financial Information, page 96

4.	We note you anticipate the Business Combination will be accounted for as a reverse recapitalization. You disclosed several reasons why CXApp has been determined to be the accounting acquirer including that CXApp’s management will comprise the majority of New CXApp. However, we also note on page 231 that Mr. Khurram P. Sheikh, KINS’ current Chairman, Chief Executive Officer, and Chief Financial Officer, will serve as the Chairman and Chief Executive Officer of the combined company. Additionally, Messrs. Sheikh, Martino, and Eisnor, currently KINS’ directors, have been nominated to serve on the Combined Company Board. Please explain to us your consideration of the post-closing composition of the Board and designation of the Chief Executive Officer when concluding that CXApp, and not KINS Technology Group, is the accounting acquirer. Also, clarify on page 96 the contemplated composition of the Combined Company’s Board and management.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure set forth in “—Management of New CXApp After the Merger” beginning on page 252 of Amendment No. 2. The Company acknowledges the Staff’s comment and respectfully advises that the Financial Accounting Standards Board (FASB) does not provide a hierarchy to explain how to assess factors that influence the identification of the acquirer in a business combination, effectively concluding that no single criterion is more significant than any other; the determination of the accounting acquirer requires an evaluation of all factors in aggregate. When assessing the composition of management in accordance with Accounting Standards Codification (ASC) 805-10-55-12(d), the Company considered the entity whose management is able to dominate the management of the combined entity, in addition to the relative number of executive positions taken by the combining entities’ former management teams and to the roles, responsibilities, and seniority of those positions. When completing this evaluation, although Mr. Khurram P. Sheikh, KINS’ current Chairman, Chief Executive Officer, and Chief Financial Officer, will serve as the Chairman and Chief Executive Officer of the combined company; a new appointment will be made for Chief Financial Officer, upon which Michael Angel has accepted the position as Chief Financial Officer upon closing of the transaction, and the remaining management team including EVP of Customer Success and Revenue Operations, Director of Marketing, Chief Product Officer, Chief Technology Officer, Associate General Counsel, Controller, and Vice President of Human Resources will be continuing management of CXApp. The Company believes this to be a moderate indicator of CXApp being the accounting acquirer. While it is expected that existing KINS board members will hold three of the five director seats; Inpixon is nominating the remaining two board members including Ms. Shanti Priya who has significant finance experience and will be the Chairperson of the Audit Committee. The Company notes, other than Mr. Sheikh, the remaining four of the five directors are determined to be independent under the listing requirements of Nasdaq upon which two have been nominated by each of KINS and Inpixon. The Company further considered the proposed class of each of the Board members, as well as the committees each Board member is anticipated to be a member of. When evaluating all the factors in the aggregate which include CXApp, as a group, will retain a majority of the outstanding shares of New CXApp as of the closing of the Business Combination, CXApp’s management will comprise the majority of New CXApp, CXApp represents a significant majority of the assets of New CXApp, and CXApp’s business will comprise the ongoing operations of New CXApp, it is the Company’s determination that the Business Combination will be accounted for as a reverse recapitalization.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 103

5.	Explain to us your consideration of providing a pro forma adjustment for the $225,000 loan from the Sponsor to the Company for each share of Class A common stock that is not redeemed in connection with the stockholder vote to approve the extension under the Minimum Redemption Scenario. If deemed a “loan,” please also disclose the repayment terms in a corresponding note. We note your disclosure on page 32.

Response: The Company acknowledges the Staff’s comment and respectfully advises that Contribution(s) related to the Extension, will be made from existing working capital of the Company. In evaluating the need for providing a pro forma adjustment related to a loan from the Sponsor to the Company, the Company looked to the guidance contained under S-X 11-01(a)(8), which states that a registrant presents pro forma financial information for “an event or transaction that has occurred or is probable for which disclosure of pro forma financial information would be material to investors.” As such, since a loan from the Sponsor to the Company related to the Extension has not occurred and at this time is not probable, the Company has reflected an extension payment made from Company working capital as a pro forma adjustment in conjunction with redemptions related to the Extension.

Opinion of KNAV P.A., page 153

6.	We reissue prior comment 26 regarding your description of the KNAV fairness opinion, and prior comment 25 with regards to the GV discounted cash flow analysis. Please revise this section to clarify the specific financial information and projections that were provided to KNAV and to provide detailed support for the ultimate conclusions reached. For example, provide an illustrative table that includes the unlevered free cash flow for each period used in the discounted cash flow analyses. Further, please identify the other companies used in your comparative analysis to other public companies and provide the metrics used and calculated for each method.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 165-169 and pages 156-159 of Amendment No. 2 to disclose more details about the KNAV fairness opinion and the GV discounted cash flow analysis, respectively, including the specific financial information and projections that were provided to KNAV, the comparable companies and free cash flow multiples that were evaluated, and additional support for the ultimate conclusions reached.

Market Size, page 208

7.	We reissue prior comment 29 regarding your industry and market data. Please identify the specific research companies and reports that are used to support your industry and market data.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 226 of Amendment No. 2 to identify the research companies and reports that were used to support our industry and market data disclosures.

Key Factors Affecting Design Reactor’s Results of Operations, page 214

8.	We reissue prior comment 34, as we are unable to locate the changes that are responsive to this comment. Please provide a more detailed description of your customer base, such as the number of customers from year to year and any concentration in geographic location, size, or industry. Additionally please clarify whether your management uses any key metrics to evaluate customer growth or penetration.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 234 of Amendment No. 2 to provide the following description of our customer base and key metrics used by management to evaluate customer growth or penetration, noting that it has focused on the total number of current customer campuses as opposed to number of customers which management believes to be a more meaningful metric to understand performance:

Our customer base is currently operating within approximately 17 different industries, including approximately 24% in software and technology, 24% in healthcare and 20% in retail. Approximately 85% of our customers are headquartered in the United States, however, our products are deployed across more than 400 customer campuses located in approximately 240 cities and over 55 countries throughout the world.

Our management uses key metrics such as total revenue growth, recurring and non-recurring revenue, existing customer expansion rates, number of customer campuses (which management believes is a more meaningful metric to measure performance than total number of customers), and churn rates to measure customer growth and market penetration. The CXApp carve-out financials show that our revenue has increased from approximately $2.3M for the twelve months ending December 2021 to approximately $6.4M for the twelve-month period ending December 31, 2022 (which was primarily attributable to the addition of $4.1 million in revenue as a result of the acquisition of Design Reactor in April of 2021). Approximately 51% of that revenue was recurring in 2022 and approximately 56% was recurring in 2021. Approximately 44% of our customers have expanded to add additional revenue opportunities with new campuses, features, or integrations within 12 months of initial deployment and we have an average quarterly customer churn rate of less than 5% for the twelve months ended December 31, 2022.

* * *

We thank the Staff for its review of the foregoing and Amendment No. 2. If you have further comments, please do not hesitate to contact me at michael.mies@skadden.com or by telephone at (650) 470-3130.

Sincerely,

/s/ Michael J. Mies
Name: Michael J. Mies

cc:        Khurram P. Sheikh, KINS Technology Group Inc.

Nadir Ali, CXApp Holding Corp.

Nimish Patel, Mitchell Silberberg & Knupp LLP

Blake Baron, Mitchell Silberberg & Knupp LLP